September 26, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attention:  Mr. Joseph Kempf
Mr. Robert Littlepage

Re:	Taboola.com Ltd.
Form 10-K for the Year Ended December 31, 2023
Filed February 28, 2024
Form 10-Q for the Quarter Ended June 30, 2024
Filed August 7, 2024
File Number 001-40566

Dear Mr. Kempf and Mr. Littlepage:

This letter is being submitted in response to the comment letter dated September 13, 2024 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) addressed to Stephen Walker, Chief Financial Officer of Taboola.com Ltd. (the “Company”). This letter contains the Company’s response to the Comment Letter.

For your convenience, we have reproduced the Staff’s comment preceding the Company’s response below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-Q For the Quarterly Period Ended June 30, 2024

Notes to the Consolidated Interim Financial Statements

Note 1. General, page 11

1.
We note in MD&A “[n]ew digital property partners contributed approximately $103.7 million of new Revenues on a 12-month run rate basis calculated based on their first full month on the network, a majority of which is related to Yahoo supply.” In light of your recognition of revenue in connection with the Yahoo Commercial agreement, explain to us your basis for not reporting amortization of the Commercial agreement asset as an expense associated with the revenue in 2023 and 2024. Refer us to the accounting literature that supports your policy.

Response

We acknowledge your reference to our MD&A in which we stated, “[n]ew digital property partners contributed approximately $103.7 million of new Revenues on a 12-month run rate basis calculated based on their first full month on the network, a majority of which is related to Yahoo supply.”

As described in the Company’s consolidated financial statements for the year ended December 31, 2023, specifically Notes 1(d) and 2, the Company, from time to time, may issue upfront payments, incentives, or bonuses (collectively referred to as “prepayments”) to secure multi-year exclusive contracts with digital property partners.

These prepayments are recorded as assets on the balance sheet and are systematically amortized to traffic acquisition costs in the consolidated statement of loss over the shorter of the contractual terms and the economic benefit period of the digital property arrangement. The Company begins to derive economic benefit from the prepayments upon securing exclusivity of the digital property’s supply, which typically occurs once the Company’s code is substantially implemented across the digital property’s supply channels.

The Company respectfully notes that although we did generate revenues for 2023 and through June 30, 2024 from Yahoo supply, we did not amortize the Commercial agreement asset because all the conditions to exclusivity under the Commercial agreement had not been achieved. Substantially all of the revenues generated on Yahoo supply arose from our interim use of Yahoo’s existing framework and technology, which was done on a non-exclusive basis on Yahoo supply, was subject to Yahoo’s technical control and was not originally provided for under the Commercial agreement.

The above-mentioned revenues contribution was not derived from the intended use of the Commercial agreement asset, which is for the Company to be the sole native gateway to Yahoo digital properties. Accordingly, because the Company had not obtained the exclusive access to Yahoo supply during those previous periods, the Company concluded that it did not need to record amortization expenses related to the Commercial agreement asset for 2023 and through June 30, 2024.

United States Securities and Exchange Commission	September 26, 2024
Unlike the Company’s typical digital property agreements, the Yahoo relationship is unique based on its size, complexity, scope and migration, which were significantly greater than any other relationship in the Company’s history. Based on recent developments, amortization of the Commercial agreement asset will be reflected in the Company’s Quarterly Report on Form 10-Q for the three- and nine-months ending September 30, 2024. The recent developments giving rise to the amortization are as follows: (i) the Company having completed the migration of Yahoo advertisers as reported in the Company’s earnings release furnished in its Current Report on Form 8-K submitted August 7, 2024; and (ii) the Company’s achievement of technological and operational milestones during the third quarter of 2024. Based on these developments the Company concluded it obtained exclusivity to the extent contemplated by the Commercial agreement as currently in effect.

While the Commercial agreement provides the Company with 30 years of exclusivity, the Company has engaged with an independent third-party specialist to assist the Company with determining the Commercial agreement asset’s useful life and the most appropriate method of amortization based on ASC 350-30, General Intangibles Other Than Goodwill. The Company expects the appropriate amortization period to be shorter than 30 years and to use the straight-line method to accurately reflect the consumption pattern of the Commercial agreement asset’s economic benefits.

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at (626) 622-6722 or stephen.w@taboola.com with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Stephen Walker
Stephen Walker
Chief Financial Officer

cc:	Blythe Holden, Taboola.com Ltd.
Robert Zuccaro, Taboola.com Ltd.
Michael Kaplan, Davis Polk & Wardwell LLP